Exhibit 12.1

COLFAX CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$358,248	$302,795	$48,439	$19,987	$27,688
Plus: fixed charges	64,582	115,399	104,739	7,542	8,214
Earnings available to cover fixed charges	$422,830	$418,194	$153,178	$27,529	$35,902

Fixed charges:
Interest expense, including amortization of deferred financing costs	$51,305	$103,597	$91,570	$5,919	$6,684
Interest portion of rental payment	13,277	11,802	13,169	1,623	1,530
Total fixed charges	64,582	115,399	104,739	7,542	8,214
Dividends on preferred stock	2,348	20,396	18,951	—	—
Total fixed charges and dividends on preferred stock	$66,930	$135,795	$123,690	$7,542	$8,214

Ratio of earnings to fixed charges	6.55	3.62	1.46	3.65	4.37
Ratio of earnings to fixed charges and dividends on preferred stock	6.32	3.08	1.24	3.65	4.37